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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 21
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

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                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 21. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On November 6, 1998, Parent and Bank of America entered into the Credit Agreement, in accordance with the August 1998 Committment Letter. Funds from the Credit Facility, together with available cash and working capital, will be used to pay for the Shares pursuant to the Offer.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998         MENTOR GRAPHICS CORPORATION

                                By:           /s/ GREGORY K. HINCKLEY
                                       --------------------------------------
                                Name  Gregory K. Hinckley
                                Title:  Executive Vice President, Chief Operating
                                      Officer and Chief Financial Officer

                                MGZ CORP.

                                By:           /s/ GREGORY K. HINCKLEY
                                       --------------------------------------
                                Name:  Gregory K. Hinckley
                                Title:  Secretary and Chief Financial Officer

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